August 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

         INTERIM REPORT AND BUSINESS PLAN AMENDMENT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      COLUMBIA INSURANCE CORPORATION, LTD.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated October 25, 1996, July 23, 1999 and October 31, 2002 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to NiSource Insurance Corporation, Ltd. ("NICL") for the January 1, 2004 through June 30, 2004 period.

1. PROVIDE A GENERAL DESCRIPTION OF LOSS EXPOSURE/EXPERIENCE FOR AUTOMOBILE, "ALL-RISK" PROPERTY, AND GENERAL LIABILITY INSURANCE COVERAGE.

Columbia Insurance Corporation, Ltd. was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("CEG"), its subsidiaries and associates. NiSource, Inc. acquired CEG on November 1, 2000 and NiSource individual subsidiaries were added to the CEG insurance programs. In 2002, NiSource changed the name from Columbia Insurance Corporation, Ltd. ("CICL") to NiSource Insurance Corporation, Ltd. ("NICL"). In 2002, NICL was given permission to underwrite risks on a direct insurance basis rather than on a pure reinsurance basis.

Therefore, NICL now underwrites programs on a direct as well as reinsurance basis depending upon risk and nature of the transaction. At July 1, 2003 the General and Automobile Liability; and All Risks Property reinsurance agreement were renewed at existing terms and conditions. At July 1, 2003 the reimbursement policy for workers compensation was also renewed to NICL on a reinsurance basis. At November 1, 2003, "T&D" (property coverage for transmission and distribution lines) was reinsured to NICL and fully reinsured by a third party. The addition of the T&D coverage poses no loss or credit risk to NICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

In 2004 the reinsurance renewals for the "TCO" (coverage for Columbia Gas Transmission Corporation) and the "COH" (coverage for Columbia Gas of Ohio) programs were not renewed.

As further discussed under point 2 below, NICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There has been $22,210,281 in paid claims since inception - $1,283,938 for the period under review. A detailed review of the claims loss history is provided in Exhibit 2.

2. PROVIDE AN ANALYSIS BY SUBSIDIARY OR ASSOCIATE COMPANY OF AUTO LIABILITY, GENERAL LIABILITY, PROPERTY AND EXPENSES INCURRED DURING THE TWELVE-MONTH PERIOD AS COMPARED TO PREMIUMS PAID.

For the period under review NICL's incurred loss to earned premium ratios for the policies for the period January 1, 2004 to June 30, 2004 were as follows:

                                                EARNED PREMIUM      INCURRED LOSS
COVERAGE LINE                                     (1/1-06/30)        (INCL. IBNR)         LOSS RATIO
-------------                                     -----------        ------------         ----------
All Risk Property                                 $1,975,211          $  604,570             30.61%
TCO                                               $   83,333          $        0              0.00%
T&D                                               $  500,000          $        0              0.00%
General/ Auto Liability                           $1,400,000          $2,158,208            154.16%
Workers Compensation                              $1,572,292          $1,572,291            100.00%
                                                  ----------          ----------            ------
Totals                                            $5,530,836          $4,335,069             78.38%
                                                  ==========          ==========            ======

The above ratios reflect a conservative reserving position, as is appropriate for a company the size of NiSource Insurance Corporation, Ltd. A detailed summary by operating company is provided in Exhibit 3.

3. PROVIDE AN ANALYSIS BY SUBSIDIARY OR ASSOCIATE COMPANIES OF CLAIMS PAID BY NICL ON BEHALF OF SUCH SUBSIDIARY OR ASSOCIATE COMPANY AND INCLUDE THE LEAD-IN RESERVE AVAILABLE TO NICL AND END-OF-PERIOD RESERVE BALANCE.

Reported beginning-of-period loss reserves and end-of-period loss reserves on NICL's property and liability programs as at January 1, 2004 and June 30, 2004, were $22,229,734 and $23,515,372 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

4. PROVIDE A LISTING THAT ILLUSTRATES THE INCREASES AND DECREASES TO PREMIUMS FOR EACH SUBSIDIARY OR ASSOCIATE COMPANY AS A RESULT OF THE OPERATIONS OF NICL AND LOSS EXPERIENCE OF EACH SUBSIDIARY AS A RESULT OF OPERATIONS OF NICL.

NICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premium has remained virtually the same except for the property premium which decreased. The corporate reimbursement workers compensation policy results in an increase to reflect the new line of business being added to NICL.

5. PROVIDE A COPY OF NICL'S INCOME STATEMENT AND BALANCE SHEET, INCLUDING ANY NOTES THERETO.

NICL's consolidated income statement and balance sheet including any notes is attached.

6. PROVIDE AN EXHIBIT REPORTING ANY INCREASE OR DECREASE IN PREMIUMS PAID DURING THE REPORTING PERIOD.

Details of premium movement are provided in attached Exhibit 6.
We look forward to your response and further discussion regarding our business plan amendment.

Very truly yours,

NISOURCE INSURANCE CORPORATION, LTD.

By: /s/ J. W. GROSSMAN
    -------------------------------------
    J. W. Grossman, President

                                                                       EXHIBIT 1

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24   File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 1/01/04 - 06/30/04

All Risk Property

    PERIOD                         PER OCC/ AGGREGATE                     DEDUCTIBLE             FRONTING COMPANY
    ------                         ------------------                     ----------             ----------------
6/30/96-97                       $500,000-$650,000/$3MM                $100,000-250,000             Arkwright

6/30/97-98                       $500,000-$650,000/$3MM                $100,000-250,000             Arkwright

6/30/98-99                       $500,000-$650,000/$3MM                $100,000-250,000       Hartford Steam Boiler

6/30/99-7/1/00                   $500,000-$650,000/$3MM                $100,000-250,000       Hartford Steam Boiler

7/1/00-01                        $500,000-$650,000/$3MM                $100,000-250,000       Hartford Steam Boiler

7/1/01-02                        $500,000-$650,000/$3MM                $100,000-250,000               AEGIS

7/1/02-03                        Onshore Gas: $750,000/$2.25M              $250,000                   AEGIS
                                 All Onshore Assets: $3MM/$6MM         $1MM,$1.5MM,$2MM               AEGIS

7/1/03-04                        $3MM/$6MM                             $250,000 - $1MM                AEGIS

General/Auto Liability

 PERIOD                             LAYER/PER OCC/AGG LIMIT               ATTACHMENT             FRONTING COMPANY
 ------                             -----------------------               ----------             ----------------
7/1/96-97                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/97-98                        Primary  US$800,000/3,800,000*           $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,500,000*          $1,000,000                   AEGIS

7/1/98-99                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/99-00                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/00-01                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/01-02                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/02-03                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                                                       EXHIBIT 1

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24    File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 1/01/04 - 06/30/04

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

7/1/03-04                        Primary  US$800,000/3,000,000            $  200,000                   AEGIS

                                 Excess  US$1,000,000/1,000,000           $1,000,000                   AEGIS

Transmission and Distribution

PERIOD                           PER OCC/ AGGREGATE                       ATTACHMENT             FRONTING COMPANY
------                           ------------------                       ----------             ----------------
11/1/01-02                       $4MM/$4MM                                   $5MM                      AEGIS

11/1/02-03                       $5MM/$5MM                                   $5MM               Direct to NICL and
                                                                                                     Reinsured

11/1/03-04                       $5MM/$5MM                                   $5MM               Direct to NICL and
                                                                                                     Reinsured

Excess Indemnity-Workers Compensation

PERIOD                           PER OCC/ AGGREGATE                       ATTACHMENT             FRONTING COMPANY
------                           ------------------                       ----------             ----------------
7/1/02-03                        $450,000/$6,000,000                      $   50,000            Travelers (Bermuda)

7/1/03-04                        $450,000/$6,000,000                      $   50,000            Travelers (Bermuda)

TCO  - Transmission

PERIOD                           PER OCC/ AGGREGATE                       ATTACHMENT             FRONTING COMPANY
------                           ------------------                       ----------             ----------------
5/1/03-04                        $1,725,000/$1,725,000                    $  500,000            Direct to NICL and
                                                                                                     Reinsured

                                                                       EXHIBIT 2

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24    File No. 70-8905
INCURRED AND PAID LOSSES FOR THE PERIOD 1/01/04 - 06/30/04

                                  Lead-in loss   Paid losses     OSLR at       IBNR at      Closing      Updated        Movement
Policy Year      Coverage           reserves      in period      06/30/04     06/30/04      Reserve     incurred      from 12/31/03
-----------      --------           --------      ---------      --------     --------      -------     --------      -------------
7/1/96-97        AL/GL                174,560              -            -       174,560       174,560      174,560              -
7/1/97-98        AL/GL              1,106,359              -      845,001       261,358     1,106,359    1,106,359              -
7/1/98-99        AL/GL                377,275              -      309,973        67,302       377,275      377,275              -
7/1/99-00        AL/GL              1,257,447         16,000    1,194,427        47,019     1,241,446    1,257,446             (1)
7/1/00-01        AL/GL              1,594,984              -      360,000     1,234,984     1,594,984    1,594,984              -
7/1/01-02        AL/GL              2,527,406              -    2,232,882       529,031     2,761,913    2,761,913        234,507
7/1/02-03        AL/GL              3,394,256              -      329,323     3,064,933     3,394,256    3,394,256              -
7/1/03-04        AL/GL              1,841,792              -      834,333     3,165,667     4,000,000    4,000,000      2,158,208
6/30/96-97       All Risk                   -              -            -             -             -            -              -
6/30/97-98       All Risk                   -              -            -             -             -            -              -
6/30/98-99       All Risk                   -              -            -             -             -            -              -
6/30/99-7/1/00   All Risk                   -              -            -             -             -            -              -
7/1/00-01        All Risk             676,290        512,415            -       163,875       163,875      676,290              -
7/1/01-02        All Risk             160,336              -            -       160,336       160,336      160,336              -
7/1/02-03        All Risk           1,501,500        743,828        6,172       751,500       757,672    1,501,500              -
7/1/03-04        All Risk             395,430              -            -     1,000,000     1,000,000    1,000,000        604,570
7/1/02/03        Excess Ind- WC     3,571,460         11,695    1,403,169     2,156,597     3,559,766    3,571,461              1
7/1/02/03        Excess Ind- WC     1,650,639              -    1,055,047     2,167,883     3,222,930    3,222,930      1,572,291
                                  ------------   -----------    ---------    ----------    ----------   ----------    -----------
Subtotal                           20,229,734      1,283,938    8,570,327    14,945,045    23,515,372   24,799,310      4,569,576
                                  ------------   -----------    ---------    ----------    ----------   ----------    -----------
                                   20,229,734      1,283,938    8,570,327    14,945,045    23,515,372   24,799,310      4,569,576
                                  ============   ===========    =========    ==========    ==========   ==========    ===========

INCEPTION TO DATE

    Period         Coverage Line      Paid losses
    ------         -------------      -----------
7/1/96-97        General Liability       726,613
7/1/97-98        General Liability     2,198,577
7/1/98-99        General Liability         1,412
7/1/99-00        General Liability     2,758,556
7/1/00-01        General Liability     2,405,015
7/1/01-02        General Liability     1,238,086
7/1/02-03        General Liability             -
7/1/03-04        General Liability             -
6/30/96-97       All Risk                      -
6/30/97-98       All Risk              1,423,776
6/30/98-99       All Risk              2,004,479
6/30/99-7/1/00   All Risk              2,168,952
7/1/00-01        All Risk              1,176,926
7/1/01-02        All Risk              2,085,136
7/1/02-03        All Risk              4,011,058
7/1/03-04        All Risk                      -
7/1/02-03        Excess Ind-WC            11,695
7/1/03-04        Excess Ind-WC                 -
                                      ----------
Total                                 22,210,281
                                      ==========

                                                                       EXHIBIT 3

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24                              File No. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD             1/1/04-06/30/04
Total NICL Premium Allocation

                                      GL/AL     Property   Exc Ind-WC     T&D       TCO      Totals
Line of Business Premium Account    2,700,000  3,750,000   3,000,000  1,000,000  250,000  10,700,000

            Weighting    Weighting     Weighting    Weighting    Weighting     Weighting
Exposure        80.00%       80.00%        80.00%       80.00%       80.00%        80.00%
    Loss        20.00%       20.00%        20.00%       20.00%       20.00%        20.00%

                                                 GL/AL        Property      Exc Ind-WC         T&D            TCO
                                             Exposure/Loss  Exposure/Loss  Exposure/Loss  Exposure/Loss  Exposure/Loss    Selected
                                              Allocation     Allocation     Allocation     Allocation     Allocation        W/AVG
Code  Operating Company                         Factor         Factor         Factor         Factor          Factor        Premium
----  -----------------                         ------         ------         ------         ------          ------        -------
CKY   Columbia Gas of Kentucky, Inc.                52,920          3,750         52,200              -              -      108,870
CMD   Columbia Gas of Maryland, Inc.                19,710          1,875         12,300              -              -       33,885
COH   Columbia Gas of Ohio, Inc.                   544,590         62,625        390,000              -              -      997,215
COS   Columbia Gas of Virginia                      95,580          7,500         68,100              -              -      171,180
CPA   Columbia Gas of  Pennsylvania                236,520         14,625        207,900              -              -      459,045
TCO   Columbia Gas Transmission Corp               340,200        331,500        367,500              -        250,000    1,289,200
CGT   Columbia Gulf Transmission Co                 72,090        590,250         80,700              -              -      743,040
CNR   Columbia Energy Resources, Inc.               97,470        304,500        129,600              -              -      531,570
CTC   Columbia Transmission Comm                         -          2,250            295              -              -        2,545
PLP   Columbia Propane Corporation LP                    -              -              -              -              -            -
CPC   Columbia Propane Corporation                       -              -              -              -              -            -
PET   Columbia Petroleum Corporation                     -              -              -              -              -            -
CLG   Columbia LNG Corporation                           -              -              -              -              -            -
CNS   Columbia Network Services                        270              -              -              -              -          270
CAT   Columbia Atlantic Trading Corporation              -              -              -              -              -            -
CPL   Columbia Pipeline Corp                             -              -              -              -              -            -
CFC   Columbia Finance Corp                              -              -              -              -              -            -
CEC   Columbia Electric Corporation                      -              -              -              -              -            -
CSP   Columbia Energy Group Service                  2,970              -          2,100              -              -        5,070
CG    Columbia Energy Group - Parent                     -              -              -              -              -            -
TCC   Columbia Energy Group Capital                      -              -              -              -              -            -
CTL   Columbia Transcom                                  -              -              -              -              -            -
NCS   NiSource Corporate Services                   90,720          3,375        474,900              -              -      568,995
NSI   NiSource Inc.                                    810              -              -              -              -          810
NIP   NIPSCO - Electric Merchant                   249,480      1,597,875        192,600              -              -    2,039,955
NIP   NIPSCO - Electric Distribution               170,370        355,875        422,100      1,000,000              -    1,948,345
NIP   NIPSCO - Gas Distribution                    411,210         38,250        316,800              -              -      766,260
NDC   NiSource Development                           3,510          4,875              -              -              -        8,385
NES   NI Energy Services                                 -              -              -              -              -            -
NET   NiSource Energy Technologies                       -              -          3,300              -              -        3,300
KGF   Kokomo Gas                                    18,360          1,500         14,700              -              -       34,560
NIF   NO. IN. Fuel & Light                          20,790          1,875         14,700              -              -       37,365
BSG   Bay State Gas                                194,670         25,500        219,300              -              -      439,470
NPG   NiSource Pipeline Group                            -              -              -              -              -            -
EUS   Energy USA                                     2,970          2,625              -              -              -        5,595
PEI   Primary Energy                                22,410        391,500          6,600              -              -      420,510
GSG   Granite State Gas Transmission                14,580          1,500          1,200              -              -       17,280
NUM   Northern Utilities - Maine                    19,170          1,875          7,200              -              -       28,250
NUN   Northern Utilities - New Hampshire            17,550          2,250         15,900              -              -       35,700
NFC   NiSource Finanace Company                          -              -              -              -              -            -
NCP   Crossroads Pipeline Company                    1,080          2,250              -              -              -        3,330
IWC   IWC Resources                                      -              -              -              -              -            -
                                             -------------  -------------  -------------  -------------  -------------  -----------
TOTALS                                           2,700,000      3,750,000      2,999,995      1,000,000        250,000   10,700,000
                                             =============  =============  =============  =============  =============  ===========

                                                                       EXHIBIT 4

NISOURCE INSURANCE CORPORATION LTD.
INTERIM REPORT RULE 24              File No. 70-8905
PREMIUM ALLOCATION FOR THE PERIOD   1/1/04-06/30/04

                                 GL/AL       Property    Exc Ind-WC    T&D        TCO      Totals
                                 -----       --------    ----------    ---        ---      ------
Allocated Premium Amount:    2,700,000      3,750,000    3,000,000  1,000,000   250,000  10,700,000
                             ---------      ---------    ---------  ---------   -------  ----------
Actual Premium Amount:       2,800,000      3,950,417    3,144,583  1,000,000   250,000  11,145,000
                             ---------      ---------    ---------  ---------   -------  ----------

Weighting Factors
Exposure      80.00%
Loss          20.00%

                                                GL/AL        Property       Exc Ind-WC        T&D            TCO
                                            Exposure/Loss  Exposure/Loss  Exposure/Loss  Exposure/Loss  Exposure/Loss   Selected
                                              Allocation     Allocation    Allocation      Allocation     Allocation      W/AVG
Code  Operating Company                        Factor          Factor         Factor         Factor         Factor       Premium
----  -----------------                        ------          ------         ------         ------         ------       -------
CKY   Columbia Gas of Kentucky, Inc.              1.96%          0.10%          1.74%          0.00%          0.00%        108,870
CMD   Columbia Gas of Maryland, Inc.              0.73%          0.05%          0.41%          0.00%          0.00%         33,885
COH   Columbia Gas of Ohio, Inc.                 20.17%          1.67%         13.00%          0.00%          0.00%        997,215
COS   Columbia Gas of Virginia                    3.54%          0.20%          2.27%          0.00%          0.00%        171,180
CPA   Columbia Gas of  Pennsylvania               8.76%          0.39%          6.93%          0.00%          0.00%        459,045
TCO   Columbia Gas Transmission Corp             12.60%          8.84%         12.25%          0.00%        100.00%      1,289,200
CGT   Columbia Gulf Transmission Co               2.67%         15.74%          2.69%          0.00%          0.00%        743,040
CNR   Columbia Natural Resources, Inc.            3.61%          8.12%          4.32%          0.00%          0.00%        531,570
CTC   Columbia Transmission Comm                  0.00%          0.06%          0.01%          0.00%          0.00%          2,545
PLP   Columbia Propane Corporation LP             0.00%          0.00%          0.00%          0.00%          0.00%              -
CPC   Columbia Propane Corporation                0.00%          0.00%          0.00%          0.00%          0.00%              -
PET   Columbia Petroleum Corporation              0.00%          0.00%          0.00%          0.00%          0.00%              -
CLG   Columbia LNG Corporation                    0.00%          0.00%          0.00%          0.00%          0.00%              -
CNS   Columbia Network Services                   0.01%          0.00%          0.00%          0.00%          0.00%            270
CAT   Columbia Atlantic Trading Corporation       0.00%          0.00%          0.00%          0.00%          0.00%              -
CPL   Columbia Pipeline Corp                      0.00%          0.00%          0.00%          0.00%          0.00%              -
CFC   Columbia Finance Corp                       0.00%          0.00%          0.00%          0.00%          0.00%              -
CEC   Columbia Electric Corporation               0.00%          0.00%          0.00%          0.00%          0.00%              -
CSP   Columbia Energy Group Service               0.11%          0.00%          0.07%          0.00%          0.00%          5,070
CG    Columbia Energy Group - Parent              0.00%          0.00%          0.00%          0.00%          0.00%              -
TCC   Columbia Energy Group Capital               0.00%          0.00%          0.00%          0.00%          0.00%              -
CTL   Columbia Transcom                           0.00%          0.00%          0.00%          0.00%          0.00%              -
NCS   NiSource Corporate Services                 3.36%          0.09%         15.83%          0.00%          0.00%        568,995
NSI   NiSource Inc.                               0.03%          0.00%          0.00%          0.00%          0.00%            810
NIP   NIPSCO - Electric Merchant                  9.24%         42.61%          6.42%          0.00%          0.00%      2,039,955
NIP   NIPSCO - Electric Distribution              6.31%          9.49%         14.07%        100.00%          0.00%      1,948,345
NIP   NIPSCO - Gas Distribution                  15.23%          1.02%         10.56%          0.00%          0.00%        766,260
NDC   NiSource Development                        0.13%          0.13%          0.00%          0.00%          0.00%          8,385
NES   NI Energy Services                          0.00%          0.00%          0.00%          0.00%          0.00%              -
NET   NiSource Energy Technologies                0.00%          0.00%          0.11%          0.00%          0.00%          3,300
KGF   Kokomo Gas                                  0.68%          0.04%          0.49%          0.00%          0.00%         34,560
NIF   NO. IN. Fuel & Light                        0.77%          0.05%          0.49%          0.00%          0.00%         37,365
BSG   Bay State Gas                               7.21%          0.68%          7.31%          0.00%          0.00%        439,470
NPG   NiSource Pipeline Group                     0.00%          0.00%          0.00%          0.00%          0.00%              -
EUS   Energy USA                                  0.11%          0.07%          0.00%          0.00%          0.00%          5,595
PEI   Primary Energy                              0.83%         10.44%          0.22%          0.00%          0.00%        420,510
GSG   Granite State Gas Transmission              0.54%          0.04%          0.04%          0.00%          0.00%         17,280
NUM   Northern Utilities - Maine                  0.71%          0.05%          0.24%          0.00%          0.00%         28,250
NUN   Northern Utilities - New Hampshire          0.65%          0.06%          0.53%          0.00%          0.00%         35,700
NFC   NiSource Finanace Company                   0.00%          0.00%          0.00%          0.00%          0.00%              -
NCP   Crossroads Pipeline Company                 0.04%          0.06%          0.00%          0.00%          0.00%          3,330
IWC   IWC Resources                               0.00%          0.00%          0.00%          0.00%          0.00%              -
                                            ----------     ----------     ----------     ----------     ----------      ----------
TOTALS                                          100.00%        100.00%        100.00%        100.00%        100.00%     10,700,000
                                            ==========     ==========     ==========     ==========     ==========      ==========

                                                                       EXHIBIT 5

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24                                          File No. 70-8905
Estimated savings - captive compared to commercial insurance    1/1/04-06/30/04


 NICL Option
Policy Period       1996-97    1997-98    1998-99     1999-00     2000-01    2001-02     2002-03     2003-04        Cum Premium
-------------       -------    -------    -------     -------     -------    -------     -------     -------        -----------
GL/AL              3,250,672  3,949,662  3,190,770   3,041,000   2,812,000  2,800,000   2,700,000   2,800,000
All-Risk           1,397,203  1,618,057  1,960,760   2,400,000   2,646,000  2,580,000   4,330,000   3,950,417
LTD                        -          -          -   4,588,000   7,627,823  2,297,484   1,595,784     432,365
WC                         -          -          -           -           -          -   3,050,000   3,144,583
                   ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------        ----------
Total              4,647,875  5,567,719  5,151,530  10,029,000  13,085,823  7,677,484  11,675,784  10,327,365        46,159,431
Investment Income                                                                                             o/s
Pre-tax saving       602,125    179,511     79,149   1,242,900   1,538,582  1,089,748   1,464,216   1,272,635         4,732,016
                                                                                                                     ----------
Total Cost                                                                                                           41,427,415

Guaranteed Cost Option
    Policy Period       1996-97    1997-98    1998-99    1999-00     2000-01     2001-02    2002-03      2003-04
    -------------       -------    -------    -------    -------     -------     -------    -------      -------
GL/AL                  2,750,000  3,159,730  2,552,616   3,345,100   3,233,800  3,240,000   3,240,000   3,000,000
All-risk               2,500,000  2,587,500  2,678,063   2,880,000   3,000,000  3,000,000   5,000,000   4,500,000
LTD                            -          -          -   5,046,800   8,390,605  2,527,232   1,650,000     800,000
WC                             -          -          -           -           -          -   3,250,000   3,300,000
                       ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------        ----------
Total                  5,250,000  5,747,230  5,230,679  11,271,900  14,624,405  8,767,232  13,140,000  11,600,000        50,891,447

ANNUAL SAVINGS             11.47%      3.12%      1.51%      11.03%      10.52%     12.43%      11.14%      10.97%
CUMULATIVE INVESTMENT INCOME (EST.)                                                                                       4,555,313
CUMULATIVE SAVINGS                                                                                                            18.25%

 NISOURCE INSURANCE CORPORATION, LTD.                                  EXHIBIT 6
 INTERIM REPORT RULE 24                                          1/1/04-06/30/04
 PREMIUM MOVEMENT

                                       2003             2002            2003            2002            2003            2002
                                     ---------        ---------       ---------       ---------       ---------       ---------
               Line of Business        GL/AL           GL/AL          Property        Property        Exc Ind-WC      Exc Ind-WC

     Premium Allocation Account      2,700,000        2,700,000       3,750,000       4,330,000       3,000,000       3,050,000

                                     Weighting        Weighting       Weighting       Weighting       Weighting       Weighting
                       Exposure        80.00%           80.00%          80.00%          80.00%          80.00%          80.00%
                           Loss        20.00%           20.00%          20.00%          20.00%          20.00%          20.00%

                                                  GL/AL             GL/AL                               Property        Property
                                              Exposure/Loss     Exposure/Loss                        Exposure/Loss    Exposure/Loss
                                                Allocation        Allocation         GL/AL             Allocation      Allocation
Code   Operating Company                          Factor            Factor     Increase/(Decrease)       Factor          Factor
----   -----------------                          ------            ------     -------------------       ------          ------
CKY    Columbia Gas of Kentucky, Inc.                 52,920             2,700            50,220              3,750         86,036
CMD    Columbia Gas of Maryland, Inc.                 19,710               810            18,900              1,875         19,502
COH    Columbia Gas of Ohio, Inc.                    544,590            30,510           514,080             62,625      1,168,547
COS    Columbia Gas of Virginia                       95,580             3,780            91,800              7,500        117,253
CPA    Columbia Gas of  Pennsylvania                 236,520             9,720           226,800             14,625        286,343
TCO    Columbia Gas Transmission Corp                340,200           315,090            25,110            331,500        705,749
CGT    Columbia Gulf Transmission Co                  72,090           459,810          (387,720)           590,250        272,206
CNR    Columbia Energy Resources, Inc.                97,470           203,850          (106,380)           304,500        110,518
CTC    Columbia Transmission Comm                          -             9,990            (9,990)             2,250          3,464
PLP    Columbia Propane Corporation LP                     -                 -                 -                  -              -
CPC    Columbia Propane Corporation                        -                 -                 -                  -              -
PET    Columbia Petroleum Corporation                      -                 -                 -                  -              -
CLG    Columbia LNG Corporation                            -                 -                 -                  -              -
CNS    Columbia Network Services                         270                 -               270                  -          3,464
CAT    Columbia Atlantic Trading Corporation               -                 -                 -                  -          3,464
CPL    Columbia Pipeline Corp                              -                 -                 -                  -          3,464
CFC    Columbia Finance Corp                               -                 -                 -                  -          3,464
CEC    Columbia Electric Corporation                       -                 -                 -                  -              -
CSP    Columbia Energy Group Service                   2,970                 -             2,970                  -          3,464
CG     Columbia Energy Group - Parent                      -                 -                 -                  -              -
TCC    Columbia Energy Group Capital                       -                 -                 -                  -          3,464
CTL    Columbia Transcom                                   -                 -                 -                  -              -
NCS    NiSource Corporate Services                    90,720                 -            90,720              3,375        147,259
NSI    NiSource Inc.                                     810                 -               810                  -          3,464
NIP    NIPSCO - Electric Merchant                    249,480         1,105,650          (856,170)         1,597,875        136,362
NIP    NIPSCO - Electric Distribution                170,370           287,550          (117,180)           355,875        271,061
NIP    NIPSCO - Gas Distribution                     411,210            48,060           363,150             38,250        416,634
NDC    NiSource Development                            3,510             2,970               540              4,875          3,464
NES    NI Energy Services                                  -                 -                 -                  -          3,464
NET    NiSource Energy Technologies                        -                 -                 -                  -          3,464
KGF    Kokomo Gas                                     18,360             2,700            15,660              1,500         22,247
NIF    NO. IN. Fuel & Light                           20,790               810            19,980              1,875         22,266
BSG    Bay State Gas                                 194,670            16,200           178,470             25,500        203,024
NPG    NiSource Pipeline Group                             -                 -                 -                  -         27,048
EUS    Energy USA                                      2,970                 -             2,970              2,625        222,541
PEI    Primary Energy                                 22,410           194,940          (172,530)           391,500          7,606
GSG    Granite State Gas Transmission                 14,580                 -            14,580              1,500          9,480
NUM    Northern Utilities - Maine                     19,170             2,700            16,470              1,875         10,719
NUN    Northern Utilities - New Hampshire             17,550               810            16,740              2,250         14,052
NFC    NiSource Finanace Company                           -                 -                 -                  -          3,464
NCP    Crossroads Pipeline Company                     1,080             1,350              (270)             2,250         11,980
IWC    IWC Resources                                       -                 -                 -                  -              -
                                             ---------------   ---------------   ---------------    ---------------   ------------
TOTALS                                             2,700,000         2,700,000                 -          3,750,000      4,330,000
                                             ===============   ===============   ===============    ===============   ============

                                                                         Exc Ind-WC              Exc Ind-WC
                                                                        Exposure/Loss           Exposure/Loss
                                                    Property             Allocation              Allocation        Exc Ind-WC
Code   Operating Company                       Increase/(Decrease)         Factor                  Factor     Increase/(Decrease)
----   -----------------                       -------------------         ------                  ------     -------------------
CKY    Columbia Gas of Kentucky, Inc.                  (82,286)               52,200               57,389          (5,189)
CMD    Columbia Gas of Maryland, Inc.                  (17,627)               12,300               13,057            (757)
COH    Columbia Gas of Ohio, Inc.                   (1,105,922)              390,000              280,546         109,454
COS    Columbia Gas of Virginia                       (109,753)               68,100               74,985          (6,885)
CPA    Columbia Gas of  Pennsylvania                  (271,718)              207,900              172,029          35,871
TCO    Columbia Gas Transmission Corp                 (374,249)              367,500              409,233         (41,733)
CGT    Columbia Gulf Transmission Co                   318,044                80,700               99,166         (18,466)
CNR    Columbia Energy Resources, Inc.                 193,982               129,600               33,876          95,724
CTC    Columbia Transmission Comm                       (1,214)                  300                  300               0
PLP    Columbia Propane Corporation LP                       -                     -                    -               -
CPC    Columbia Propane Corporation                          -                     -                    -               -
PET    Columbia Petroleum Corporation                        -                     -                    -               -
CLG    Columbia LNG Corporation                              -                     -                    -               -
CNS    Columbia Network Services                        (3,464)                    -                  812            (812)
CAT    Columbia Atlantic Trading Corporation            (3,464)                    -                    -               -
CPL    Columbia Pipeline Corp                           (3,464)                    -                    -               -
CFC    Columbia Finance Corp                            (3,464)                    -                    -               -
CEC    Columbia Electric Corporation                         -                     -                    -               -
CSP    Columbia Energy Group Service                    (3,464)                2,100                4,019          (1,919)
CG     Columbia Energy Group - Parent                        -                     -                    -               -
TCC    Columbia Energy Group Capital                    (3,464)                    -                    -               -
CTL    Columbia Transcom                                     -                     -                    -               -
NCS    NiSource Corporate Services                    (143,884)              474,900              636,180        (161,280)
NSI    NiSource Inc.                                    (3,464)                    -                    -               -
NIP    NIPSCO - Electric Merchant                    1,461,513               192,600              194,329          (1,729)
NIP    NIPSCO - Electric Distribution                   84,814               422,100              426,042          (3,942)
NIP    NIPSCO - Gas Distribution                      (378,384)              316,800              319,584          (2,784)
NDC    NiSource Development                              1,411                     -                    -               -
NES    NI Energy Services                               (3,464)                    -                    -               -
NET    NiSource Energy Technologies                     (3,464)                3,300                6,201          (2,901)
KGF    Kokomo Gas                                      (20,747)               14,700               17,446          (2,746)
NIF    NO. IN. Fuel & Light                            (20,391)               14,700               17,484          (2,784)
BSG    Bay State Gas                                  (177,524)              219,300              187,193          32,107
NPG    NiSource Pipeline Group                         (27,048)                    -                    -               -
EUS    Energy USA                                     (219,916)                    -               48,831         (48,831)
PEI    Primary Energy                                  383,894                 6,600               17,571         (10,971)
GSG    Granite State Gas Transmission                   (7,980)                1,200                1,836            (636)
NUM    Northern Utilities - Maine                       (8,844)                7,200               10,067          (2,867)
NUN    Northern Utilities - New Hampshire              (11,802)               15,900               21,822          (5,922)
NFC    NiSource Finanace Company                        (3,464)                   -                     -               -
NCP    Crossroads Pipeline Company                      (9,730)                   -                     -               -
IWC    IWC Resources                                         -                    -                     -               -
                                                      --------            ---------             ---------         -------
TOTALS                                                (580,000)           3,000,000             3,050,000         (50,000)
                                                      ========            =========             =========         =======

NiSource Insurance Corporation, Limited

Management Accounts -    Consolidated
for the period ending June 30, 2004

NISOURCE INSURANCE CORPORATION, LTD.

CONSOLIDATED INCOME STATEMENT

                                                     12 months to            6 months to        Company
                                                       31-Dec-03              30-Jun-04           Code
                                                     ------------           ------------        -------
REVENUE
Premium written - General Liability                     2,800,000                      -          See sch
Premium written - All Risk                              3,950,417                      -          See sch
Premium written - Long term                             1,230,257                536,964
Premium written - WC                                    3,144,583                      -
Premium written - T&D                                   1,000,000                      -
Premium ceded - T&D                                      (990,000)                     -
Premium written - COH                                     250,000                      -
Premium ceded - COH                                      (247,500)                     -
Premium written - TCO                                     250,000                      -
Premium ceded - TCO                                      (247,500)                     -
Claims servicing fees                                           -                      -
                                                     ------------           ------------
                                                       11,140,257                536,964
Movement in unearned premiums                              91,664              4,953,336          See sch
                                                     ------------           ------------
Net earned premium                                     11,231,921              5,490,300
                                                     ------------           ------------

EXPENSES
Gross Incurred Claims                                  10,436,451              5,134,333
                                                     ------------           ------------
Net Claims                                           $ 10,436,451           $  5,134,333
                                                     ------------           ------------
UNDERWRITING EXPENSES
Deferred acquisition costs incurred                       236,045                125,953
                                                     ------------           ------------

ADMINISTRATION EXPENSES
Management fees                                           137,500                 75,000
Bank charges                                               15,440                 11,473
Corporate secretarial fees                                  5,783                  2,879
Audit fees                                                 41,816                 21,500
Government fees                                             9,661                  5,937
Letter of credit costs                                     47,517                 20,351
Legal costs - reinsurance security                              -                      -
Underwriting consultancy fees                             267,803                122,380
Service Corporation expenses                               39,938                 31,129          CG
Fees for set-up of Vermont branch                          51,711                 51,137
Federal excise tax                                         62,623                  5,833
Miscellaneous expenses                                      7,408                  1,998
                                                     ------------           ------------
Total Administration expenses                             687,200                349,617
                                                     ------------           ------------

Total Expenses                                       $ 11,359,696           $  5,609,903
                                                     ============           ============

Operating Income (Loss)                                  (127,775)              (119,603)
                                                     ------------           ------------

INTEREST INCOME & RELATED CHARGES
Net interest income - excluding Money Pool              1,361,710                739,694
Money Pool interest income - Non-Affiliated                     4                      1
Money Pool interest income - Affiliated                       996                    131
Gain (loss) on sale of Investments                        157,817                 83,186
                                                     ------------           ------------
Total Interest Income and Related Charges               1,520,527                823,012
                                                     ------------           ------------


INCOME (LOSS) BEFORE TAXES                           $  1,392,752           $    703,409
                                                     ============           ============


Income taxes                                             (459,610)                35,490
Deferred taxes                                            (28,152)              (285,918)
                                                     ------------           ------------
Tax (charge) / recovery                                  (487,762)              (250,428)
                                                     ------------           ------------
INCOME (LOSS) AFTER TAXES                                 904,990                452,981
                                                     ============           ============
Dividends declared                                              -                      -          CG
                                                     ------------           ------------
INCOME (LOSS) AFTER TAXES AND DIVIDEND               $    904,990           $    452,981
                                                     ============           ============

NISOURCE INSURANCE CORPORATION, LTD.

CONSOLIDATED BALANCE SHEET

                                                                                                Company
                                                                31-Dec-03       30-Jun-04         Code
                                                                ---------       ---------         ----
ASSETS
Cash                                                                3,725           32,731
Cash equivalents - time deposits & Money Market Funds           4,765,641        1,089,755
Money Pool - Non-Affiliated                                            10                1
Money Pool - Affiliated                                            14,816           10,920
Premiums receivable                                                     -                -        CG
Accrued interest receivable                                       472,704          457,672
Money Pool accrued interest receivable - Non-Affiliated                 -                -
Money Pool accrued interest receivable - Affiliated                    31               17        CG
Prepaid reinsurance premiums                                      907,500          330,000
Prepaid expenses                                                  319,113          213,471
OSLR Recoverable                                                1,725,000                -
Funds withheld (UNUM)                                           3,662,803        3,408,131
Fixed income investments at market value                       34,145,151       36,709,294
Deferred tax asset (general and long-term)                      1,673,198        1,662,776        CG
                                                             ------------     ------------
Total Assets                                                 $ 47,689,692     $ 43,914,768
                                                             ============     ============

SHAREHOLDER'S EQUITY
Issued Capital - intercompany                                     370,000          370,000        CG
Contributed Surplus - intercompany                                789,059          789,059        CG
Additional Paid in Capital                                        583,132          583,132
Unrealized gain/(loss) on investments                             435,982          (75,650)
Retained Earnings/(Deficit)                                     6,871,096        7,324,077
                                                             ------------     ------------

Total Shareholders' Equity                                   $  9,049,269     $  8,990,618
                                                             ============     ============

LIABILITIES
Accounts payable                                                  135,192           93,771
Accounts payable - System Inc                                           -                -        CG
Accounts payable - Service Corporation                                  -                -        CS
Dividends payable to Parent                                             -                -
Income taxes payable by Shareholder - prior years                       -                -        CG
Income taxes payable - Prior years                                      -          174,549        CG
Income taxes payable - Current year                               174,549         (155,490)       CG
Unearned premiums - intercompany                                5,864,168          333,328        See sch
Premiums Paid in Advance - intercompany                                 -          536,964
Deferred income - intercompany                                          -                -        CG
Unearned premiums - nonaffiliated                                       -                -        See sch
Reinsurance balance payable                                        28,780           27,615
Outstanding loss reserves                                      32,437,734       33,913,413
                                                             ------------     ------------

Total Liabilities                                            $ 38,640,423     $ 34,924,150
                                                             ============     ============


Total Liabilities and Shareholders' Equity                   $ 47,689,692     $ 43,914,768
                                                             ============     ============
                                                                        -                -
                                                             ============     ============